

03054205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 6-6-03



RECEIVED
MAY 2 7 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 188

AA 5/30/2003

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SEC FILE NUMBER
8- 45081

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2002 (MM/DD/YY) AND ENDING 03/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LG Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street Suite 3010
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jang H. Choi (212) 391 - 4693
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dong Hwan Ki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LG Securities America Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

Paul Hosang
Notary Public, State of New York
No: 41-4854089
Qualified in Queens County
Commission Expires March 3 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
LG Securities America, Inc.:

We have audited the accompanying statement of financial condition of LG Securities America, Inc. (a wholly owned subsidiary of LG Investment & Securities Co., Ltd.) as of March 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LG Securities America, Inc. as of March 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

April 29, 2003

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2003

Assets

Cash	$	5,504,010
Commission receivable from Parent (note 2)		83,802
Receivable from broker and dealer (note 3)		845,856
Securities owned, at market value - corporate stocks		960,912
Investments		421,110
Loan receivable (note 2)		3,000,000
Fixed assets, net (note 4)		365,485
Receivable from customer, less allowance of $342,000 (note 5)		798,918
Other assets		421,725
Total assets	$	12,401,818

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	998,552
Accrued expenses and other liabilities		190,424
Total liabilities		1,188,976
Commitments (note 8)		
Stockholder's equity:		
Common stock, $.01 par value. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		14,999,997
Accumulated deficit		(3,787,158)
Total stockholder's equity		11,212,842
Total liabilities and stockholder's equity	$	12,401,818

See accompanying notes to financial statements.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Notes to Financial Statements

March 31, 2003

(1) Organization and Summary of Significant Accounting Policies

LG Securities America, Inc. (the Company), a wholly owned subsidiary of LG Investment & Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in the State of Delaware on June 18, 1992 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company primarily serves U.S. institutional customers as a broker and dealer of Korean securities and underwriter of Korean debt and equity securities.

(a) Securities Owned

Securities transactions and related expenses are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are carried at market value. The resulting difference between cost and market is included in trading gains (losses).

(b) Investments

Investments represent not readily marketable securities. Securities not readily marketable securities include investment securities for which there is no market on a securities exchange or no independent publicly quoted market price. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market or estimated fair value is included in the statement of income in net gain (loss) on investments.

(c) Fixed Assets

Furniture and office equipment, and leasehold improvements are stated at cost. Depreciation of furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms or their related leases.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes purchases and sales of Korean securities for customers and proprietary positions through the Parent. Commissions on Korean equity securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Commission income earned from the Parent was approximately $1,740,000 for the year ended March 31, 2003. Related commission receivable from the Parent was approximately $84,000 at March 31, 2003.

As of March 31, 2003, the Company has a loan receivable in the amount of $3,000,000 from an affiliated company. The loan is unsecured and is subordinated to all existing and future indebtedness of the affiliated company. The loan bears interest rate of LIBOR plus two percent and is redeemable, in full or in part, at the Company's option at any time on or after March 26, 2005. The related interest income for the year ended March 31, 2003 was approximately $15,000.

(3) Pledged Assets

Receivable from brokers and dealers of $845,586 as of March 31, 2003 was pledged as collateral to a clearing broker to conform with the margin requirements for securities sold, not yet purchased.

(4) Fixed Assets

Fixed assets, at cost, as of March 31, 2003 are summarized as follows:

Furniture and fixtures	$	150,330
Office equipment		130,120
Leasehold improvements		187,431
		467,881
Less accumulated depreciation and amortization		102,396
Total	$	365,485

(5) Receivable from Customer

Receivable from customer as of March 31, 2003 represents a claim against a customer of the Company in connection with an unfulfilled securities transaction. In August 2002, the Company executed a trading order from the customer and the customer failed to deliver the securities necessary to settle the trade. The Company closed the securities transaction by purchasing the necessary securities on behalf of the customer. As a result, the Company incurred a loss of approximately $1,141,000, which was recorded as receivable from customer.

LG SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
LG Investment & Securities Co., Ltd.)

Notes to Financial Statements

March 31, 2003

In April 2003, the Company, due to a dispute with the customer, commenced an arbitration proceeding before the National Association of Securities Dealers (NASD) Dispute Resolution seeking to recover the full amount of its losses and costs. The ultimate outcome of the arbitration is not currently determinable and the Company provided an allowance of $342,000 as of March 31, 2003.

(6) Income Taxes

A summary of the income tax expense for the year ended March 31, 2003 is as follows:

Current:		
Federal	$	108,580
State and local		75,971
		184,551
Deferred		33,198
	$	217,749

Income tax expenses for the year ended March 31, 2003 differ from the "expected" income tax expenses (computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes) mainly due to the utilization of net operating loss carryforwards, capital loss carryforwards, state and local income taxes, net of Federal income tax benefit, adjustments of prior year underaccruals, and permanent differences.

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at March 31, 2003 are presented below:

Deferred tax assets:		
Net unrealized loss on investment securities	$	16,275
Furniture and equipment, principally due to difference in depreciation		3,100
Allowance for receivable from customer		136,595
Deferred rent		9,907
Total gross deferred tax assets		165,877
Less valuation allowance		—
Net deferred tax assets		165,877
Deferred tax liabilities:		
Gain on insurance recoveries for property losses		(146,529)
Total gross deferred tax liabilities		(146,529)
Net deferred tax assets	$	19,348

The net change in the total valuation allowance for the year ended March 31, 2003 was $-0-. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and no valuation allowance was provided at March 31, 2003. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(7) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2003, the Company had a net capital requirement of $100,000 whereas it had net capital of $5,862,523. The Company's percentage of aggregate indebtedness to net capital for the year ended March 31, 2003 was 3.25%.

(8) Commitments

As of March 31, 2003, the Company was obligated under a noncancelable operating lease expiring on December 31, 2006 relating to its office space. The lease contains a rent escalation clause for increases in base property taxes and wage rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease as of March 31, 2003 are as follows:

		Amount
Year ending March 31:		
2004	$	201,000
2005		205,000
2006		209,000
2007		157,000
	$	772,000

The rental expense for the year ended March 31, 2003 under such operating lease was approximately $204,000.

(Continued)

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of its proprietary trading activities, the Company enters into transactions in financial instruments with off-balance-sheet risk. These financial instruments contain off-balance-sheet risk inasmuch as ultimate settlement of these transactions may have market and/or credit risk in excess of amounts which are recognized in the financial statements.

Also, in connection with its proprietary trading activities, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at market values of the related securities and will incur a trading loss if the market value of the securities increases subsequent to the financial statements date.

Broker-Dealer Disclosure

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
LG Securities America, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of LG Securities America, Inc., for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

April 29, 2003